                                       US Airways Group, Inc.
                                             Exhibit 11
                     Computation of Basic and Diluted Earnings Per Common Share
                                            (unaudited)
                               (in millions, except per share amounts)
                                                    Three Months Ended     Six Months Ended
                                                         June 30,              June 30,
                                                      --------------        -------------
                                                      1998      1997        1998     1997
                                                      ----      ----        ----     ----
Adjustments to Net Income
-------------------------
Net income                                           $ 194     $ 206       $ 293    $ 358
Preferred dividend requirement                           -       (24) a)      (7)     (44) a)
                                                      ----      ----        ----     ----
Earnings applicable to common
  stock used for basic computation                     194       182         286      314

Diluted adjustments
  Assume conversion of all preferred stock:
    Preferred dividend requirement                       -        24 a)        7       44 a)
                                                      ----      ----        ----     ----
Adjusted net earnings applicable to
  common stock used for diluted computation          $ 194     $ 206       $ 293    $ 358
                                                      ====      ====        ====     ====
Adjustments to common stock shares outstanding
----------------------------------------------
Weighted average number of shares of common stock
  outstanding for basic computation                     98        72          96       68
Diluted adjustments
  Incremental shares from outstanding stock
    options (treasury stock method)                      2         2           2        2
  Assume conversion of all preferred stock               -        31 b)        3       35 b)
                                                      ----      ----        ----     ----
    Total weighted average number of common
      shares for diluted computation                   100       105         101      105
                                                      ====      ====        ====     ====
Earnings Per Common Share
-------------------------
  Basic                                              $1.99     $2.53       $2.99    $4.60
                                                      ====      ====        ====     ====
  Diluted                                            $1.95     $1.96       $2.89    $3.42
                                                      ====      ====        ====     ====
Note: Numbers may not calculate due to rounding.

a) Includes redemption premiums of $5.2 million and $0.8 million on 1,940.636 shares of Series F
   Preferred Stock and the Series T Preferred Stock, respectively (May 22, 1997 redemption date).
   See also b) below.
b) For the time they were outstanding during the period, the effects of assuming conversion of the shares of Series F Preferred Stock prior to their redemption are antidilutive, but included for purposes of this calculation in accordance with Regulation S-K, Item 601(b)(11). See also
   a) above.
